

May 17, 2017

Owen Dukes
Chief Executive Officer
SPO Global, Inc.
800 W. Cummings Park, Suite 2000
Woburn, MA 01801

> **Re:** **SPO Global, Inc.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed May 8, 2017**
> **File No. 024-10663**

Dear Mr. Dukes:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 25, 2017 letter.

Cover Page

1. We note your response to prior comment 2. You continue to disclose the volume of securities to be offered as a range between 25 million and 5 billion, depending on the price at which you are able to sell your common stock. Given the disparity between the bottom and top end of the range, please explain to us how you determined that this is a bona fide estimate.

The Offering, page 5

2. Regarding your response to prior comment 4, please disclose where applicable that the note issued to Blackbridge under the Securities Purchase Agreement has been amended as a fee for services. Further, describe the terms of the note and the nature of the services Blackbridge is obligated to provide.

Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or me at (202) 551-3423 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: William R. Eilers, Esq.
         Eilers Law Group, P.A.